FOR IMMEDIATE RELEASE

         NEWS RELEASE

CANALASKA AND GREAT WESTERN MINERALS TO EXPLORE HIGH GRADE RARE EARTH ELEMENT DISCOVERY IN MANITOBA

Vancouver, Canada, June 3rd, 2008 - CanAlaska Uranium Ltd. (TSX.V – CVV) (“CanAlaska”) and Great Western Minerals Group Ltd. (“GWMG”) are pleased to announce that GWMG has entered into a C$6 million option agreement whereby GWMG can acquire up to a 51% interest in CanAlaska’s Misty Project near Lac Brochet in northwestern Manitoba.  The agreement is subject to regulatory approval.

The Project, with an area of 53,080 hectares, is underlain by Wollaston Group metasedimentary rocks and granitic rocks.  Rare Earth Elements (“REE”) mineralization was discovered by CanAlaska exploration teams during the reconnaissance sampling program in the search for uranium mineralization.  On March 11, 2008, CanAlaska reported REE assay results up to 10.4% REE from samples collected during this program.  Most of the samples are from outcrop over an area of one square kilometre and are dominantly described as granite, with some samples described as metasedimentary rocks.  The samples lie within and along the margins of a magnetic high which CanAlaska believes is related to this very high grade rare earth mineralization.

Under the terms of the agreement, GWMG will pay to CanAlaska a total cash payment of $100,000 with $10,000 payable on execution date of the agreement, $10,000 on each of the first four anniversary dates, and $50,000 payable on the fifth anniversary of the execution date.  In addition to the cash payments, GWMG will issue to CanAlaska a total of 200,000 shares of GWMG with 100,000 to be issued on the execution date of the agreement and the remaining 100,000 shares to be issued on the first anniversary.

During the course of the agreement period, GWMG will be required to perform a total of $6,000,000 of exploration work, with a total of $450,000 during the first four years of the agreement, a further $2,550,000 on or prior to the fifth anniversary date, and a further $3,000,000 on or before the 6th anniversary date.  Upon completion of the required payments and exploration expenditures, GWG will have earned a 51% interest in the property.

Upon receipt of the necessary permits and approvals, GWMG will begin its preliminary exploration activities on this project, including geological mapping, prospecting, and ground geophysics, to establish drill targets for further exploration.  As part of its community awareness program, GWMG will also meet with the First Nations communities in the region to introduce the Company and present its exploration program for the area.

Jim Engdahl, President and CEO of Great Western Minerals Group said “This is another great opportunity for Great Western Minerals as well as for CanAlaska.  The preliminary data that we have reviewed is very encouraging.  As well, the property is easily accessible with good winter road access to Lac Brochet from the railhead at Lynn Lake, Manitoba.  Lac Brochet has an airport with daily scheduled flights from a number of other communities.  Engdahl adds, “This JV opportunity reinforces our long term strategy of becoming one of the leading, fully integrated rare earth companies outside of China.  Properties with this potential may very well be the solution to help the world deal with the impending shortage of these critical elements.”

Peter Dasler, P.Geo, President and CEO of CanAlaska Uranium Ltd. said “Our exploration efforts for uranium have identified REE mineralization in many areas never previously explored.  The Misty Project contains some of the highest rare earth values we have identified in our exploration work.  This new zone of REE is well outside the uranium mineralized zones, but is strongly associated with thorium mineralization.  We are pleased to be able to work with Great Western Minerals to understand further the nature and importance of this target area, and to understand more about rare earth mineral deposits for our mutual benefit.”

John Pearson (MSc., P.Geo), Vice President Exploration for Great Western Minerals Group is the Qualified Person responsible for reviewing the contents of this release.

About CanAlaska Uranium Ltd. -- www.canalaska.com

CANALASKA URANIUM LTD. (CVV -- TSX.V, CVVUF -- OTCBB, DH7 -- Frankfurt) is undertaking uranium exploration in nineteen 100%-owned and two optioned uranium projects in Canada's Athabasca Basin.  Since September 2004, the Company has aggressively acquired one of the largest land positions in the region, comprising over 2,500,000 acres (10,117 sq. km or 3,906 sq. miles).  To-date, CanAlaska has expended over Cdn$40 million exploring its properties and has delineated multiple uranium targets.  The Company's geological expertise and high exploration profile has attracted the attention of major international strategic partners.  Among others, Mitsubishi Development Pty., a subsidiary of Japanese conglomerate Mitsubishi Corporation, has undertaken to provide CanAlaska C$11 mil. in exploration funding for its West McArthur Project.  Exploration of CanAlaska's Cree East Project is also progressing under a C$19 mil. joint venture with a consortium of Korean companies led by Hanwha Corporation, and comprising Korea Electric Power Corp., Korea Resources Corp. and SK Energy Co, Ltd.

About Great Western Minerals Group Ltd. -- www.gwmg.com

GREAT WESTERN MINERALS GROUP LTD. (GWG -- TSX.V, GWMG -- OTCBB) is a Canadian based company exploring for, and developing, strategic metal resources primarily in North America. The Company holds 100% interest in a 10,188 hectare  advanced Rare Earth Elements property in Northern Saskatchewan, and a 25% interest in a 17,094 hectare mineral sands Rare Earth Elements property in Utah. Pursuing a vertically-integrated business model, the Company’s wholly-owned subsidiary Great Western Technologies Inc., located in Troy, Michigan, produces a variety of specialty alloys for use in the battery, magnet and aerospace industries. These “designer” alloys include those containing copper, aluminum, nickel, cobalt and the rare earth elements.

On behalf of the Board of Directors Peter Dasler, M.Sc., P.Geo. President & CEO, CanAlaska Uranium Ltd.	Contact: Emil Fung, Vice President, Corp. Dev. Tel: +1.604.685.1870 Toll Free (N. America):1-800-667-1870 Email: info@canalaska.com

The TSX Venture has not reviewed and does not accept responsibility for the adequacy or accuracy of this release: CUSIP# 13708P 10 2. This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release

June 3rd, 2008